

May 6, 2011

Vincent Browne
Chief Executive Officer
Flint Telecom Group, Inc.
7500 College Blvd., Suite 500
Overland Park, KS 66210

      **Re: Flint Telecom Group, Inc.
             Registration Statement on Form S-1
             Amendment No. 4 filed May 3, 2011
             File No. 333-171812**

Dear Mr. Browne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue comment one from our letter dated May 3, 2011.

Offering, page 6

2. We note that the number of shares of common stock outstanding prior to the offering increased from 76.5 million to approximately 119.5 million. We also note that since the date of your last amendment to your Registration Statement on Form S-1, dated March 23, 2011, you issued approximately 31 million shares of common stock upon the conversion of outstanding notes. Please disclose each issuance since March 23, 2011 that contributed to the increase in your outstanding common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin
        Via Facsimile: (732) 577-1188